                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration File No. 333-134553

PRICING SUPPLEMENT No. 7
to Prospectus Supplement dated May 30, 2006
to Prospectus Supplement dated May 30, 2006
and Prospectus dated May 30, 2006

                                884,908 YEELDS(R)
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES I
       6.60% Yield Enhanced Equity Linked Debt Securities Due May 30, 2007
   Performance Linked to the Common Stock of Dollar General Corporation (DG)

Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series I, this pricing supplement and the accompanying prospectus supplement, dated May 30, 2006 (the "YEELDS prospectus supplement") should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the "MTN prospectus supplement") and the accompanying prospectus dated May 30, 2006 (the "base prospectus"). Terms used here have the meanings given them in the YEELDS prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

o    INDEX STOCK ISSUER: Dollar General Corporation. Dollar General Corporation
     is not involved in this offering and has no obligation with respect to the notes.

o    INDEX STOCK: The common stock of the index stock issuer.

o    PRINCIPAL AMOUNT: $16.53 per YEELDS, and, in the aggregate, $14,627,529.24.

o    STATED MATURITY DATE: May 30, 2007, subject to postponement if the valuation date is postponed.

o    VALUATION DATE: May 22, 2007, subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day, as described under the caption "Description of the Notes-Settlement value" on page SS-14 of the YEELDS prospectus supplement.

o    DETERMINATION PERIOD: Five business days.

o    COUPON RATE: 6.60% per annum.

o    COUPON PAYMENT DATES: February 28 and May 30, 2007.

o    COUPON RECORD DATES: 15 calendar days prior to each coupon payment date.

o    INITIAL VALUE: $16.5300, which is the average execution price per share for the index stock that an affiliate of Lehman Brothers Holdings has paid to hedge Lehman Brothers Holdings' obligations under the notes.

o    EQUITY CAP PRICE: $18.1830, which is 110% of the initial value.

o    TRIGGER PRICE: $13.2240, which is 80% of the initial value.

o    NO DIVIDEND ADJUSTMENT: Notwithstanding the provisions of the YEELDS prospectus supplement with respect to dividend adjustment to the closing price of the index stock if the index stock issuer changes the per share amount of cash dividends it pays on its shares of common stock during the term of the YEELDS (for example, among others, under "Description of the
     Notes-Settlement Value" beginning on page SS-14, "Risk Factors-Your return on the notes could be less than if you owned the index stock - Your return will not reflect dividends on the index stock or other equity securities included in the calculation of the settlement value" on page
     SS-7 and "Risk Factors-The value of the notes will be affected by numerous factors, some of which are related in complex ways - Dividend yields" on page SS-9 of the YEELDS prospectus supplement), UNDER NO CIRCUMSTANCES WILL
     THE CLOSING PRICE OF THE COMMON STOCK OF DOLLAR GENERAL CORPORATION BE
     ADJUSTED PURSUANT TO SUCH DIVIDEND ADJUSTMENT PROVISIONS. SUCH DIVIDEND
     ADJUSTMENT PROVISIONS SHALL NOT APPLY TO THE YEELDS OFFERED HEREBY.

o    PAYMENT AT MATURITY: On the stated maturity date, Lehman Brothers Holdings will pay you, per YEELDS, the lesser of:

     (1)  the alternative redemption amount; and
     (2)  $18.1830;

provided that, if the intraday price of the index stock multiplied by the multiplier then in effect is at or above the trigger price on all scheduled trading days during the measurement period and the settlement value is less than the initial value, Lehman Brothers Holdings will pay you the initial value per
YEELDS.

The intraday price of the index stock on any scheduled trading day will equal the then-current intraday price of the index stock. The measurement period will begin on the date of this pricing supplement and end on the valuation date.

Because the principal amount is equal to the initial value, the alternative redemption amount per YEELDS will equal the settlement value.

The settlement value will be based upon the adjusted closing price of the index stock on the valuation date, as described beginning on page SS-14 of the YEELDS prospectus supplement under "Description of the Notes-Settlement Value;"
PROVIDED, HOWEVER, NO ADJUSTMENT WILL BE MADE TO THE CLOSING PRICE OF THE COMMON
STOCK OF DOLLAR GENERAL CORPORATION IF DOLLAR GENERAL CORPORATION CHANGES THE
PER SHARE AMOUNT OF CASH DIVIDENDS IT PAYS ON ITS SHARES OF COMMON STOCK DURING
THE TERM OF THESE YEELDS.

o    STOCK SETTLEMENT OPTION: None.

o    DENOMINATIONS: $16.53 and integral multiples thereof.

o    LISTING: The YEELDS will not be listed on any exchange.

o    CUSIP NO.: 52520W663

o    ISIN NO.: US52520W6637

 Investing in the notes involves risks. Risk Factors begin on page SS-7 of the
                         YEELDS prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying YEELDS prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   ----------

                                                Per YEELDS       Total
                                                ----------   --------------
      Public offering price..................   $16.530000   $14,627,529.24
      Underwriting discount..................   $ 0.041325   $    36,568.82
      Proceeds to Lehman Brothers Holdings...   $16.488675   $14,590,960.42

                                   ----------

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional 132,736 YEELDS on the same terms and conditions set forth above solely to cover over-allotments, if any.

                                   ----------

The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about November 30, 2006.

                                   ----------

                                 LEHMAN BROTHERS

November 22, 2006
"YEELDS" is a registered trademark of Lehman Brothers Inc.

                     EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are three examples of the amount that may be payable on the stated maturity date.

EXAMPLE 1. ASSUMING THE SETTLEMENT VALUE IS $14.05 AND THE INTRADAY PRICE OF THE
INDEX STOCK MULTIPLIED BY THE MULTIPLIER THEN IN EFFECT WAS AT OR ABOVE THE
TRIGGER PRICE ON ALL SCHEDULED TRADING DAYS DURING THE MEASUREMENT PERIOD:

As a result, because (i) the settlement value of $14.05 is less than $16.53 and
(ii) the intraday price of the index stock multiplied by the multiplier then in effect was at or above $13.2240 on all scheduled trading days during the measurement period, on the stated maturity date, you would receive $16.53 per
YEELDS, plus accrued but unpaid coupon payments.

EXAMPLE 2. ASSUMING THE SETTLEMENT VALUE IS $12.39 AND THE INTRADAY PRICE OF THE
INDEX STOCK MULTIPLIED BY THE MULTIPLIER THEN IN EFFECT FELL BELOW THE TRIGGER
PRICE ON A SCHEDULED TRADING DAY DURING THE MEASUREMENT PERIOD:

As a result, because (i) the settlement value of $12.39 is less than $16.53 and
(ii) the intraday price of the index stock multiplied by the multiplier then in effect fell below $13.2240 on a scheduled trading day during the measurement period, on the stated maturity date, you would receive $12.39 per YEELDS, plus accrued but unpaid coupon payments.

EXAMPLE 3. ASSUMING THE SETTLEMENT VALUE IS $19.00:

As a result, because $18.1830 is less than the settlement value of $19.00, on the stated maturity date, you would receive $18.1830 per YEELDS, plus accrued but unpaid coupon payments.

To the extent the actual settlement value differs from the values assumed above the results indicated above would be different.

                                      PS-2

                       INDEX STOCK ISSUER AND INDEX STOCK

DOLLAR GENERAL CORPORATION

Lehman Brothers Holdings has obtained the following information regarding Dollar
General Corporation from Dollar General Corporation's reports filed with the
SEC.

Dollar General Corporation is a discount retailer of quality general merchandise at everyday low prices. Through its located stores, Dollar General Corporation offers a focused assortment of basic consumable merchandise including health and beauty aids, packaged food and refrigerated products, home cleaning supplies, housewares, stationery, seasonal goods, basic clothing and domestics. Dollar
General Corporation stores serve primarily low-, middle- and fixed-income families.

The index stock is registered under the Securities Exchange Act of 1934.
Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.
Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You Can Find More Information" on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

HISTORICAL INFORMATION ABOUT THE INDEX STOCK

The shares of common stock of Dollar General Corporation are listed on The New
York Stock Exchange under the symbol "DG".

The following table presents the high and low closing prices for the shares of common stock of Dollar General Corporation, as reported on The New York Stock
Exchange during each fiscal quarter in 2003, 2004, 2005 and 2006 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2003, 2004, 2005 and 2006 (through the date of this pricing supplement).

The historical prices of the index stock are not necessarily indicative of future performance. Lehman Brothers Holdings cannot assure you that the price of the index stock will remain at, or increase above, the initial value;
accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                      PS-3

                                               HIGH      LOW    PERIOD END
                                              ------   ------   ----------
2003
   First Quarter ..........................   $13.27   $ 9.78     $12.21
   Second Quarter .........................    19.22    12.09      18.26
   Third Quarter ..........................    22.94    18.04      20.00
   Fourth Quarter .........................    22.63    19.00      20.99

2004
   First Quarter ..........................   $23.10   $18.80     $19.20
   Second Quarter .........................    20.54    17.32      19.56
   Third Quarter ..........................    20.54    18.08      20.15
   Fourth Quarter .........................    21.20    18.39      20.77

2005
   First Quarter ..........................   $22.50   $20.04     $21.91
   Second Quarter .........................    22.28    19.61      20.36
   Third Quarter ..........................    20.79    18.07      18.34
   Fourth Quarter .........................    19.71    18.41      19.07

2006
   First Quarter ..........................   $18.60   $16.75     $17.67
   Second Quarter .........................    18.18    13.86      13.98
   Third Quarter ..........................    14.59    12.11      13.63
   Fourth Quarter (through the date of this
      pricing supplement) .................    16.47    13.26      16.47

                                      PS-4

                              HYPOTHETICAL RETURNS

The tables below illustrates, for a range of hypothetical settlement values on the valuation date, in each case assuming that the investment is held from the date on which the YEELDS are first issued until the stated maturity date:

o    the percentage change from the issue price to the hypothetical settlement value on the valuation date;

o    the total coupon payments paid or payable on or before the stated maturity date per YEELDS;

o    the hypothetical total amount payable per YEELDS on the stated maturity date;

o    the hypothetical total annualized yield on the YEELDS on the stated
     maturity date; and

o    the hypothetical total annualized yield from direct ownership of the index stock.

The hypothetical results illustrated in the first table assume that the intraday price of the index stock multiplied by the multiplier then in effect is at or above the trigger price on all scheduled trading days during the measurement period. Those in the second table assume that the intraday price of the index stock multiplied by the multiplier then in effect has fallen below the trigger price on any scheduled trading day during the measurement period.

TABLE 1: INTRADAY PRICE MULTIPLIED BY THE MULTIPLIER THEN IN EFFECT IS AT OR
ABOVE THE TRIGGER PRICE ON ALL SCHEDULED TRADING DAYS DURING THE MEASUREMENT
PERIOD.

                      PERCENTAGE        TOTAL COUPON                         HYPOTHETICAL
                    CHANGE FROM THE   PAYMENTS PAID OR     HYPOTHETICAL    TOTAL ANNUALIZED
                    ISSUE PRICE TO      PAYABLE ON OR      TOTAL AMOUNT      YIELD ON THE       HYPOTHETICAL
  HYPOTHETICAL     THE HYPOTHETICAL      BEFORE THE        PAYABLE PER          YEELDS        TOTAL ANNUALIZED
SETTLEMENT VALUE   SETTLEMENT VALUE    STATED MATURITY    YEELDS ON THE      ON THE STATED       YIELD FROM
ON THE VALUATION   ON THE VALUATION         DATE         STATED MATURITY     MATURITY DATE    DIRECT OWNERSHIP
      DATE               DATE            PER YEELDS          DATE (1)       PER YEELDS (2)     OF INDEX STOCK
----------------   ----------------   ----------------   ---------------   ----------------   ----------------

     $13.2240             -20%              $0.5455           $16.5300             6.8%             -35.0%
     $14.8770             -10%              $0.5455           $16.5300             6.8%             -17.9%
     $16.5300               0%              $0.5455           $16.5300             6.8%               1.2%
     $17.3565               5%              $0.5455           $17.3565            17.4%              11.5%
     $18.1830              10%              $0.5455           $18.1830            28.6%              22.3%
     $19.8360              20%              $0.5455           $18.1830            28.6%              45.5%
     $21.4890              30%              $0.5455           $18.1830            28.6%              70.6%

----------
(1)  Excludes accrued but unpaid coupon payments payable on the stated maturity date.

(2)  The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated
     maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

                                      PS-5

TABLE 2: INTRADAY PRICE MULTIPLIED BY THE MULTIPLIER THEN IN EFFECT HAS FALLEN
BELOW THE TRIGGER PRICE ON ANY SCHEDULED TRADING DAY DURING THE MEASUREMENT
PERIOD.

                      PERCENTAGE        TOTAL COUPON                         HYPOTHETICAL
                    CHANGE FROM THE   PAYMENTS PAID OR     HYPOTHETICAL    TOTAL ANNUALIZED
                    ISSUE PRICE TO      PAYABLE ON OR      TOTAL AMOUNT      YIELD ON THE       HYPOTHETICAL
  HYPOTHETICAL     THE HYPOTHETICAL      BEFORE THE        PAYABLE PER          YEELDS        TOTAL ANNUALIZED
SETTLEMENT VALUE   SETTLEMENT VALUE    STATED MATURITY    YEELDS ON THE      ON THE STATED       YIELD FROM
ON THE VALUATION   ON THE VALUATION         DATE         STATED MATURITY     MATURITY DATE    DIRECT OWNERSHIP
      DATE               DATE            PER YEELDS          DATE (1)       PER YEELDS (2)     OF INDEX STOCK
----------------   ----------------   ----------------   ---------------   ----------------   ----------------

     $ 9.9180             -40%              $0.5455           $ 9.9180           -60.4%             -63.3%
     $11.5710             -30%              $0.5455           $11.5710           -46.6%             -50.1%
     $13.2240             -20%              $0.5455           $13.2240           -30.9%             -35.0%
     $14.8770             -10%              $0.5455           $14.8770           -13.1%             -17.9%
     $16.5300               0%              $0.5455           $16.5300             6.8%               1.2%
     $17.3565               5%              $0.5455           $17.3565            17.4%              11.5%
     $18.1830              10%              $0.5455           $18.1830            28.6%              22.3%
     $19.8360              20%              $0.5455           $18.1830            28.6%              45.5%
     $21.4890              30%              $0.5455           $18.1830            28.6%              70.6%

----------
(1)  Excludes accrued but unpaid coupon payments payable on the stated maturity date.

(2)  The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated
     maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total annualized yield will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the tables.

You should compare the features of the YEELDS to other available investments before deciding to purchase the YEELDS. Due to the uncertainty concerning the settlement value on the valuation date, the return on investment with respect to the YEELDS may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others. You should reach an investment decision only after carefully considering the suitability of the YEELDS in light of your particular circumstances.

                                      PS-6

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman
Brothers Inc. has agreed to purchase, all of the YEELDS at the price indicated
on the cover of this pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the YEELDS initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement.
After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the YEELDS, up to 132,736 additional YEELDS solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional YEELDS. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be approximately $16,821,655,
$42,054 and $16,779,601, respectively.

Lehman Brothers Holdings expects to deliver the YEELDS against payment on or about November 30, 2006, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the YEELDS on the date of this pricing supplement, it will be required, by virtue of the fact that the YEELDS initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Lehman Brothers Holdings or an affiliate has entered into swap agreements or related hedge transactions with one of Lehman Brothers Holdings' other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate has earned additional income as a result of payments pursuant to the swap, or related hedge transactions.

                                      PS-7

                                884,908 YEELDS(R)

                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES I

       6.60% YIELD ENHANCED EQUITY LINKED DEBT SECURITIES DUE MAY 30, 2007
      PERFORMANCE LINKED TO THE COMMON STOCK OF DOLLAR GENERAL CORPORATION
                                      (DG)

                                   ----------

                               PRICING SUPPLEMENT
                                NOVEMBER 22, 2006

                        (INCLUDING PROSPECTUS SUPPLEMENT
                               DATED MAY 30, 2006

                              PROSPECTUS SUPPLEMENT

                             DATED MAY 30, 2006 AND

                                   PROSPECTUS
                               DATED MAY 30, 2006)

                                   ----------

                                 LEHMAN BROTHERS